BEYOND AIR, INC.

May 7, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re: Beyond Air, Inc.
Registration Statement on Form S-3
File No. 333-237958

Ladies and Gentleman,

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 PM ET on Monday, May 11, 2020, or as soon thereafter as is practicable.

Very truly yours,

Beyond Air, Inc.

By:	/s/ Steven Lisi
Chief Executive Officer and Chairman